EXHIBIT 99.1

Vox Royalty Enters into Binding Agreement to

Acquire the White Dam Gold Royalty in Australia

DENVER, CO / September 2, 2026 / Vox Royalty Corp. (NASDAQ: VOXR) (TSX: VOXR) (“Vox” or the “Company”), a returns-focused mining royalty and streaming company, is pleased to announce that its subsidiary, Vox Royalty Australia Pty Ltd. (“Vox Australia”), has entered into a binding agreement to acquire a 2.0% net smelter return royalty (the “Royalty”) over the White Dam gold mine in South Australia (“White Dam” or the “Project”), from an Australian mining company (the “Vendor”), for total up-front cash consideration of A$5,000,000 (the “Transaction”). The transaction remains subject to the completion of conditions precedent customary for a royalty transaction of this nature. White Dam is currently operated by Broken Hill Gold Limited (“Broken Hill Gold”, formerly PacGold Limited), an Australian listed company.

Spencer Cole, President and Chief Investment Officer of Vox, stated: "We are pleased to expand our Australian royalty portfolio with the producing White Dam gold royalty, a recently recommissioned heap-leach operation in South Australia. White Dam previously produced approximately 180,000 ounces of gold from 2010 - 2018 at extremely low cash costs of less than A$1,000/oz, and Broken Hill Gold poured first gold from the restart in April 2026. Beyond the producing heap-leach operation, the Royalty covers ~400km2 of prospective tenure and also applies to copper, which was also produced in 2021. In July 2026, Broken Hill Gold reported a high-grade gold and copper sulphide discovery at White Dam North and a 25,000-metre drilling program is now underway. These are early-stage results that require further work, but they add meaningful exploration optionality to a producing royalty at no incremental cost to Vox."

Figure 1: Aerial view of White Dam gold operations site including existing operating infrastructure and heap leach pad

(Source: Broken Hill Gold website)

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White Dam Gold Project Highlights

•	Broken Hill Gold poured first gold at the Project in April 2026 and is ramping up the recommissioned heap-leach operation, initially by re-treating material on the historic heap-leach pad while advancing a broader mine restart with fresh ore in 2027. Broken Hill Gold is targeting 15,000oz – 20,000oz of annual production(1).

•	White Dam historically produced ~180,000oz of gold from heap leaching 7.5Mt of ore at 0.94 g/t Au from 2010 to 2018. Production was from two pits, Hannaford and Vertigo, with the White Dam North resource remaining unmined to date.

•	On July 31, 2026, Broken Hill Gold announced a A$13 million financing to fund production ramp-up and a planned expansion, and advance near mine exploration following the July 2026 White Dam North high-grade gold and copper discovery, including an engineering study to expand the heap-leach pad base and add approximately 4Mt of additional leach capacity to support the mine restart(2).

•	The Project hosts a JORC (2012) mineral resource estimate comprising indicated resources of 1.2 Mt @ 0.7 g/t Au for approximately 28,600 ounces of contained gold and inferred resources of 3.4 Mt @ 0.7 g/t Au for approximately 73,500 ounces of contained gold (August 2020 estimate)(3).

•	The Royalty covers ~400km2 prospective mining and exploration tenure in the Curnamona Province near Broken Hill, with a 25,000-metre reverse-circulation (“RC”) drilling program underway and an updated Vertigo deposit model expected in Q3 2026(2).

White Dam North Discovery (July 2026)

On July 23, 2026, Broken Hill Gold announced a significant high-grade gold and copper sulphide discovery at White Dam North, where RC drilling beneath the shallow oxide gold resource intersected sulphide mineralisation coincident with a magnetic anomaly that extends up to approximately 1 km along strike and remains open in all directions(4).

Significant assayed intercepts include:

•	WNRC006 – 20m @ 2.5 g/t Au and 0.5% Cu from 58m (including 3m @ 12.5 g/t Au and 1.8% Cu from 68m);

•	WNRC010 – 10m @ 3.4 g/t Au and 0.7% Cu from 54m (including 5m @ 5.0 g/t Au and 1.0% Cu from 56m); and

•	WNRC009 – 6m @ 0.8 g/t Au and 0.5% Cu from 45m.

The discovery highlights the copper potential of the tenements covered by the Royalty, which applies to both gold and copper. White Dam has historically produced copper concentrate in 2020 and 2021, having operated a SART (sulphidisation–acidification–recycling–thickening) copper-recovery plant as part of its gold-copper processing circuit.

Royalty Summary

The Royalty covers the mineral tenements that host the Project: ML 6275, ML 6395, MPL 95, MPL 105, MPL 106, MPL 107, MPL 139, EL 6435, and EL 6565 (collectively, the “White Dam Tenements”).

The Royalty entitles Vox to 2.0% of net smelter returns on gold and copper produced from the White Dam Tenements, which host the Project. The Royalty is uncapped and is not subject to any buy-back or step-down right, and it continues for the full life of the White Dam Tenements, including any successor tenements.

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Figure 2: Original location map of the White Dam Gold Project and Heap Leach Operation (Source: GBM Resources Ltd)(5)

Consideration and Conditions Precedent

The total cash consideration payable under the Agreement is A$5 million, to be paid with cash on hand, upon completion of the Royalty acquisition. The transaction remains subject to completion of conditions precedent customary for a royalty transaction of this nature, and, subject to satisfaction or waiver of the applicable conditions precedent, completion of the royalty acquisition is expected to occur within five business days thereafter.

Qualified Person

Timothy J. Strong, FIMMM, of Kangari Consulting LLC and a “Qualified Person” under National Instrument 43-101 – Standards of Disclosure for Mineral Projects, has reviewed and approved the scientific and technical disclosure contained in this press release.

About Vox

Vox Royalty Corp. (NASDAQ: VOXR) (TSX: VOXR) is a returns-focused mining royalty and streaming company built on disciplined capital allocation and risk-adjusted value creation. The Company holds a diversified portfolio of over 70 royalties and streams, including 10 producing and 28 development stage assets, with primary exposure to gold and select industrial metals across top tier mining jurisdictions. Founded in 2014, Vox combines a technically driven team, early catalyst identification, and a proprietary royalty database to target convex, long-term returns for shareholders. Vox is a constituent of the Russell 2000® and Russell 3000® Indexes and is included in the MVIS® Global Junior Gold Miners Index and VanEck Junior Gold Miners ETF (GDXJ).

For further information contact:

Kyle Floyd Chief Executive Officer ir@voxroyalty.com (720) 602-4223	Spencer Cole President and Chief Investment Officer ir@voxroyalty.com (720) 602-4223

Cautionary Statements to U.S. Securityholders

This press release and the documents incorporated by reference herein, as applicable, have been prepared in accordance with Canadian standards for the reporting of mineral resource and mineral reserve estimates, which differ from the previous and current standards of the U.S. securities laws. In particular, and without limiting the generality of the foregoing, the terms "mineral reserve", "proven mineral reserve", "probable mineral reserve", "inferred mineral resources,", "indicated mineral resources," "measured mineral resources" and "mineral resources" used or referenced herein and the documents incorporated by reference herein, as applicable, are Canadian mineral disclosure terms as defined in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Definition Standards"). In addition to NI 43-101, a number of resource and reserve estimates have been prepared in accordance with the JORC Code (as such term is defined in NI 43-101), which differ from the requirements of NI 43-101 and U.S. securities laws but is defined in NI 43-101 as an "acceptable foreign code". Readers are cautioned that a qualified person has not carried out independent work to validate the JORC Code resource and reserve estimates referenced herein.

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For U.S. reporting purposes, the U.S. Securities and Exchange Commission (the "SEC") has adopted amendments to its disclosure rules (the "SEC Modernization Rules") to modernize the mining property disclosure requirements for issuers whose securities are registered with the SEC under the U.S. Securities Exchange Act of 1934, as amended, which became effective February 25, 2019. The SEC Modernization Rules more closely align the SEC's disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7. Issuers were required to comply with the SEC Modernization Rules in their first fiscal year beginning on or after January 1, 2021. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, mineral reserve and mineral resource information contained or incorporated by reference herein may not be comparable to similar information disclosed by companies domiciled in the U.S. subject to U.S. federal securities laws and the rules and regulations thereunder.

As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources." In addition, the SEC has amended its definitions of "proven mineral reserves" and "probable mineral reserves" to be "substantially similar" to the corresponding CIM Definition Standards that are required under NI 43-101. While the SEC will now recognize "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", U.S. investors should not assume that all or any part of the mineralization in these categories will be converted into a higher category of mineral resources or into mineral reserves without further work and analysis. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that all or any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable without further work and analysis. Further, "inferred mineral resources" have a greater amount of uncertainty and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of inferred mineral resources will be upgraded to a higher category without further work and analysis. Under Canadian securities laws, estimates of "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms are "substantially similar" to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules or under the prior standards of SEC Industry Guide 7.

Cautionary Note Regarding Forward-Looking Statements and Forward-Looking Information

This press release contains “forward-looking statements", within the meaning of the U.S. Securities Act of 1933, as amended, the U.S. Securities Exchange Act of 1934, as amended, the Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate" "plans", "estimates" or "intends" or stating that certain actions, events or results " may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be "forward-looking statements". Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements.

The forward-looking statements and information in this press release include, but are not limited to, statements regarding the terms of the Agreement and the acquisition of the Royalty, the satisfaction or waiver of conditions precedent to completion, the timing of completion of the Royalty acquisition, and the anticipated benefits of the Royalty to the Company.

The forward-looking statements and information in this press release also include, but are not limited to, summaries of operator disclosure provided by management and the potential impact on the Company of such operator disclosure, statements regarding expectations relating to production at the Project and payability of the Royalty, and expectations regarding the size, quality and exploitability of the mineral resources within the White Dam Tenements.

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Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements, including but not limited to: the impact of general business and economic conditions; the absence of control over mining operations from which Vox will purchase precious metals or from which it will receive royalty or stream payments, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; problems related to the ability to market precious metals or other metals; industry conditions, including commodity price fluctuations, interest and exchange rate fluctuations; interpretation by government entities of tax laws or the implementation of new tax laws; the volatility of the stock market; competition; risks related to Vox's dividend policy; epidemics, pandemics or other public health crises; geopolitical events and other uncertainties, as well as those factors discussed in the section entitled "Risk Factors" in Vox's annual information form for the financial year ended December 31, 2025 available at www.sedarplus.ca and the SEC's website at www.sec.gov (as part of Vox's Form 40-F).

Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statement prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Vox cautions that the foregoing list of material factors is not exhaustive. When relying on the Company's forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.

Vox has assumed that the material factors referred to in the previous paragraph will not cause such forward looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Vox as of the date of this press release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward looking information and should not rely upon this information as of any other date. While Vox may elect to, it does not undertake to update this information at any particular time except as required in accordance with applicable laws.

None of the TSX, its Regulation Services Provider or The Nasdaq Stock Market LLC accepts responsibility for the adequacy or accuracy of this press release.

Technical and Third-Party Information

Except where otherwise stated, the disclosure in this press release is based on information publicly disclosed by project operators and none of this information has been independently verified by Vox. As a royalty and offtake-stream investor, Vox has limited, if any, access to the underlying operations. Although Vox does not have any knowledge that such information may not be accurate, there can be no assurance that such information from the project operators is complete or accurate. Some information publicly reported by operators may relate to a larger property than the area covered by Vox’s interests, which often cover less than 100% of the publicly reported mineral reserves, mineral resources and production from a property.

References & Notes

(1)	Pacgold Limited (now Broken Hill Gold Limited), “Pacgold Delivers First Gold Production at White Dam Project”, ASX announcement, 9 April 2026:
(2)	Pacgold Limited, June 2026 Quarterly Activities Report and A$13 million placement announcement, ASX, July 2026
(3)

Pacgold Limited, “PGO to Acquire White Dam Gold Operation in South Australia”, ASX announcement, October 2025 (includes the White Dam JORC (2012) Mineral Resource Estimate table; the underlying MRE was first published in August 2020)

(4)	Pacgold Limited, “Significant High-Grade Gold and Copper Discovery at White Dam North”, ASX announcement, 23 July 2026
(5)	GBM Resources Ltd, “White Dam Maiden JORC 2012 Resource of 102 Koz”, ASX announcement, 10 August 2020

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